Mail Stop 3651

August 14, 2006

Stephen Nagel
Chief Executive Officer and principal financial officer
Kolorfusion International, Inc.
7347 S.Revere Parkway
Centennial, Colorado 80112

> RE: Kolorfusion International, Inc.
>   Form 10-KSB for the Fiscal Year Ended June 30, 2005
>
>   File No. 000-28351

Dear Mr. Nagel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> Linda Cvrkel
> Branch Chief

Via facsimile: Stephen Nagel, Chief Executive Officer and principal financial officer
        (303) 690-4229